SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

5 November 2012

Prudential plc and Thanachart Bank PCL enter into a long-term exclusive bancassurance partnership in Thailand and Prudential acquires Thanachart Life Assurance Company

Prudential plc (“Prudential”), through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (“Prudential Thailand”), and Thanachart Bank Public Company Limited (“Thanachart Bank”) have today entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. In addition, Prudential Thailand will acquire 100 per cent of Thanachart Life Assurance Company Limited (“Thanachart Life”), a wholly-owned life insurance subsidiary of Thanachart Bank. The consideration for Thanachart Life is £358 million (THB 17.5 billion) settled in cash on completion, with a further payment of £10 million (THB 0.5 billion) payable 12 months after completion, subject to a post-completion adjustment to reflect the net asset value as at the completion date. The transaction is subject to regulatory approval and is expected to close in the first quarter of 2013.

This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South East Asia. Thailand’s life insurance market is significant in size, comparable in premium terms to each of Indonesia and Malaysia1. Life insurance penetration in Thailand remains low at only 2.7 per cent1 providing substantial long-term profitable growth opportunities. Market gross premium income increased at a 16 per cent compound annual growth rate between 2007 and 20111. Bancassurance has been the main driver of growth over this period, accounting for 50 per cent of life insurance first year premiums in 2011, compared to 28 per cent in 20072.

For Thanachart Bank, this partnership supports its strategy of providing market leading products and services throughout Thailand. By partnering with Prudential, Thanachart Bank’s staff will benefit from additional training and sales tools while its customers will have access to a comprehensive range of protection and savings products.

Thanachart Bank is the fifth-largest retail bank in Thailand with over four million customers and over 630 branches. The acquisition of Siam City Bank in 2010 enabled Thanachart to increase its distribution network from 256 branches to its current size. Thanachart Life has only recently started to distribute life insurance products through these additional Siam City Bank branches. As part of the bancassurance partnership, Prudential and Thanachart Bank will collaborate in providing excellent customer service and a wide variety of market leading life insurance, protection and savings products across all the branches. Prior to its acquisition by Thanachart Bank, Siam City Bank had its own life insurance company, which was not merged with Thanachart Life and is not part of the acquisition being announced today.

Thanachart Life is a top-10 life insurer in Thailand3 with around one million in-force policies. In the twelve months to 30 June 2012, Thanachart Life’s profit after tax was £25 million (THB 1,226 million). The acquisition of Thanachart Life will immediately double Prudential Thailand’s market share2. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

Tidjane Thiam, Group Chief Executive, Prudential plc, said: “We have had a long standing ambition to significantly increase our presence in Thailand, one of our key target markets in South East Asia. This long-term exclusive partnership with Thanachart Bank positions us well for the future and is in line with our multichannel distribution strategy. We continue to invest and grow our partnership business, alongside our well established and successful agency workforce.

“We are especially proud to be the partner of Thanachart Bank, one of the largest and most successful banks in Thailand, with a major shareholder such as Scotiabank, a leading international financial institution. Our combined strong product offering, distribution platform and operational excellence will continue to bring attractive benefits to customers, sales staff and shareholders of both organisations”.

Mr Somjate Moosirilert, CEO and President of Thanachart Bank, said, “We remain committed to meeting all of the financial services needs of our customers throughout Thailand, including life assurance. To best be able to do this, we are very pleased to enter into this long-term exclusive bancassurance partnership with Prudential, one of the world’s leading life insurance companies. We are confident that with the strong branch network and dedicated staff of Thanachart Bank, together with Prudential’s expertise in bancassurance, we will be ideally positioned to service our clients and meet all their insurance needs.”

[1]	Source: Swiss Re Sigma Report, March 2012; life insurance penetration expressed as life insurance premiums as a percentage of GDP
[2]	Source: Thai Life Insurance Association
[3]	By gross premiums

Enquiries:

Media		Investors/Analysts

Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871

Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes:

1)	A THB:£ foreign exchange rate of 48.88 has been used to determine the figures disclosed above.

2)	The Thanachart Life profit after tax estimate for the year ending 30 June 2012 is derived from the audited 2011 full year financial statements and the unaudited 2012 half year financial statements of Thanachart Life.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £363 billion in assets under management (as at 30 June 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About Thanachart Bank

Thanachart Bank Public Company Limited is Thailand’s fifth-largest bank by number of branches and the country’s leading automobile lender. With more than 630 branches nationwide, Thanachart Bank offers a full range of financial services to over four million customers including Retail, Hire Purchase, Corporate and SME banking, Insurance, Life Assurance, Securities Brokerage and Fund Management. As of 30 June 2012, Thanachart Bank’s total assets exceeded THB 920 billion.

As a leading commercial bank in Thailand, Thanachart Bank is further strengthened by the strong support of its strategic shareholder, the Bank of Nova Scotia (“Scotiabank”). Scotiabank owns 49 per cent of Thanachart Bank and with headquarters in Canada, is a leading international bank serving 19 million customers in 55 countries around the world with a strong presence in Thailand since 1980. Scotiabank is ranked as one of the world’s 50 safest banks (No. 12) in 2012 by Global Finance Magazine.

Forward-Looking Statements

This release may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at http://www.prudential.co.uk

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.